Mail Stop 0308

      March 2, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Edward R. Cameron
President
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

      Re:	Appliance Recycling Centers of America, Inc.
      Registration Statement on Form S-2
      Filed February 25, 2005
      File No. 333-123005

Dear Mr. Cameron:

      We have reviewed your filing and have the following comment. Please be aware that we have limited our review to your Selling Securities Holders section. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. If appropriate, you may provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Securities Holders, page 35
1. For each selling shareholder, please identify the beneficial owner that has the ultimate voting or investment control over the shares listed in your selling shareholder table on page 35 of your document.
See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997).

*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Fieldsend, Staff Attorney, at (202)
824-
5505, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Eric O. Madson, Esq.
	Robins, Kaplan, Miller & Ciresi L.L.P.
	Via Fax:  (612) 339-4181
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Appliance Recycling Centers of America, Inc.
March 2, 2005
Page 1